Exhibit 2.6

NON-COMPETITION, CONFIDENTIALITY AND

ITTELLECTUAL PROPERTY AGREEMENT

This AGREEMENT (the “Agreement”) is made and entered into as of April 12, 2007, by and among QIAGEN N.V. (“Parent”), eGene, Inc., (the “Company”), and Varoujan Amirkhanian, an individual (“Covenantor”), and is effective as of the Effective Date.  Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Merger Agreement (as defined below).  This Agreement shall become effective (the “Effective Date”) immediately prior to consummation of the merger that is the subject of the Merger Agreement set forth above. If such merger is not consummated, this Agreement shall immediately terminate and be of no force or effect.

RECITALS

WHEREAS, Covenantor is a stockholder of, with a significant equity interest in, the Company and, pursuant to that certain Agreement and Plan of Merger, dated as of even date herewith, by and among Parent, QIAGEN North American Holdings, Inc. (a wholly-owned subsidiary of Parent), Electra Merger Sub, Inc., and the Company (as defined therein) (the “Merger Agreement”), the Company will be merged with and into the Parent (the “Merger”) and the Company will, upon the closing of the transactions contemplated by the Merger Agreement, become a wholly-owned subsidiary of Parent;

WHEREAS, the business of the Company is the business of research, development and/or utilizes the core technologies of capillary electrophoresis, microfluidics, advanced reagents liquid handling and automation to create a novel DNA/RNA analysis system for biological materials and life sciences testing, and diagnostics (including but not limited to HLA) (the “Business”);

WHEREAS, Parent and its affiliates and subsidiaries (including, upon consummation of the Merger, the Company) intend to engage in the Business;

WHEREAS, as a condition to its willingness to enter into the Merger Agreement and in consideration of Parent’s acquisition for value of all of Covenantor’s shares of capital stock of the Company pursuant to the Merger Agreement, Parent has required that Covenantor shall have executed and delivered this Agreement in favor of Parent and its respective affiliates and subsidiaries (including, after the Effective Date, the Company);

WHEREAS, Covenantor will benefit materially from the Merger, in that he will sell or exchange his entire equity interest in the Company, Covenantor understands that the Merger cannot occur if Covenantor does not enter into this Agreement and Covenantor therefore wishes to enter into this Agreement with Parent in order to receive the benefits of the Merger;

WHEREAS, because Covenantor has considerable knowledge, business contacts and expertise relating to the Business, if Covenantor were to compete with Parent or any of its subsidiaries or affiliates within the periods of time set forth herein, Parent would be deprived of the full benefit of any reputation or goodwill associated with the Business, as the Business may exist on and after the date hereof; and

WHEREAS, the covenants provided herein are material, significant and essential to effecting the transactions contemplated by the Merger Agreement, and good and valuable consideration has been transferred from Parent to Covenantor in exchange for such covenants.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals, the terms and provisions of this Agreement, the Merger Agreement and the ancillary agreements and instruments related thereto, the receipt and sufficiency of such consideration being hereby acknowledged by the parties hereto, the parties hereto agree as follows:

1. Covenant Not to Compete.  From two (2) years after the termination of Covenantor’s employment with the Parent (the “Term”), Covenantor shall not, directly or indirectly, except on behalf of Parent, the Company and their respective subsidiaries and affiliates:

(a) become associated with a Competitive Activity (as defined below).  Without limiting the generality of the foregoing, Covenantor shall be deemed to be associated with a Competitive Activity if Covenantor acts, directly or indirectly, as an officer, director, proprietor, employee, partner, financial backer, lender (to the extent involving equity) or investor (other than as a holder of less than 5% of the outstanding capital stock of a publicly traded or private corporation), guarantor, consultant, advisor, agent, representative, owner, principal, independent contractor, or in any other individual or representative capacity with any individual, partnership, corporation or other organization that is engaged in a Competitive Activity.  Nothing herein prevents Covenantor from becoming associated with a corporation or other organization that engages, in part, in Competitive Activity, provided that: (i) Covenantor plays no role, directly or indirectly, in that aspect of the business that constitutes Competitive Activity; (ii) Covenantor first provides the Company with written notice of the potential association; and (iii) the Company, working in good faith with Covenantor, agrees in writing that Covenantor may pursue the association.  For purposes of this Section 1(a), “Competitive Activity” is defined as (i) any product, process, service or development of the following entities: Abbott; Agilent; Applera; Bayer; Beckman Coulter; Bectin Dickinson; BioRad; Cambrex; Digene; Eragen; GenProbe; Invitrogen; Luminex/Tm Bioscience; One Lambda; Promega; Tepnel; ThermoFisher; Roche; Sigma; and Stratagene (as such list may be amended from time to time), or (ii) any business enterprise or entity in which Covenantor is self-employed and which is engaged in any work or activity that involves a product, process, service or development which is then competitive with and the same as or similar to a product, process, service or development on which Covenantor worked, or with respect to which Covenantor had access to Confidential Information, while engaged or employed with the Company or the Parent, or (iii) any business entity or enterprise engaging in any work or activity that involves a product, process, service or development related to gel or capillary electrophoresis for the life science research, diagnostics, or applied testing markets.  The restricted entities listed in subsection (i) above may change from time to time at the Company’s or Parent’s discretion, in which case Covenantor will receive advance written notice of the change.  No entity will be included on such list unless it is engaged in researching, manufacturing, developing or marketing nucleic acid purification products for academic and industrial markets, including life science research, genomics, gene-based drug discovery, nucleic acid-based molecular diagnostics, genetic vaccination, and gene therapy markets or is perceived by the Company or Parent as a competing business;

(b) directly or indirectly, solicit any person who is an employee of Parent, the Company or any of their respective affiliates as of the date of this Agreement; provided, however, that (i) a general solicitation of the public for employment shall not constitute a solicitation hereunder so long as such general solicitation is not designed to target, or does not have the effect of targeting, any employee of Parent, the Company or any of their respective affiliates; and (ii) discussions with and/or hiring of any employee of Parent, the Company or any of their respective affiliates who initiated such discussions independently of any direct or indirect solicitation by Covenantor shall not be in violation of this Agreement; or

(c) solicit any customers, business partners or affiliates of the Company, Parent or any of the Company’s or Parent’s current or future successors, with the intent of encouraging or inducing one or more of said customers, business partners or affiliates to terminate, restrict or otherwise limit its or their business relationship with the Company, Parent, or any of the Company’s or Parent’s current or future successors.

2. Duties Regarding Confidentiality.

(a) Confidentiality Obligations to Parent.  Parent has developed, uses and maintains trade secrets1/ and other confidential and proprietary information including, without limitation, technical data and specifications, business and financial information, product and marketing plans, customer and client information, customer and client lists, customer, client and vendor identities and characteristics, agreements, marketing knowledge and information, sales figures, pricing information, marketing plans, business plans, strategy forecasts, financial information, budgets, software, projections and procedures, and Inventions (as defined in Section 3), in written, oral, electronic and/or other forms (“Confidential Information”), and Parent has taken and shall continue to take all reasonable measures to protect the confidentiality of such Confidential Information.  Covenantor acknowledges that during Covenantor’s employment with Parent Covenantor will be given direct access to and knowledge of Confidential Information.

Covenantor agrees that all such Confidential Information is and shall remain the sole property of Parent and that Covenantor will hold in strictest confidence, and will not, either during or after the termination of Covenantor’s employment (except as required in the course of Covenantor’s duties on behalf of Parent), use, disclose or give to others (whether a business, firm, entity, person or otherwise), either directly or indirectly, any of the Confidential Information or any other scientific, technical, trade or business secret or confidential or proprietary information of Parent or of any third party provided to Covenantor during his employment by Parent.

(b) Confidentiality Obligations to Company.  Covenantor also agrees not to divulge to or use for the benefit of another entity or individual trade secrets (as defined in footnote 1) and other confidential and proprietary information including, without limitation, technical data and specifications, business and financial information, product and marketing plans, customer and client information, customer and client lists, customer, client and vendor identities and characteristics, agreements, marketing knowledge and information, sales figures, pricing information, marketing plans, business plans, strategy forecasts, financial information, budgets, software, and projections and procedures developed by Company.  By signing this Agreement, Covenantor affirms that Covenantor has not divulged or used any such information for the benefit of another entity or individual, and that Covenantor has not and will not misappropriate any Invention that Covenantor played any part in creating while working for Company for the benefit of another entity or individual.

(c) General Confidentiality Obligations.  Covenantor’s obligation of confidentiality under this Agreement does not apply to information that (i) becomes a matter of public knowledge through no fault of Covenantor’s own or (ii) must be disclosed pursuant to lawful subpoena, court order or statutory requirement.  However, Covenantor agrees that in the event Covenantor is questioned by anyone not employed by Parent, or by an employee of or a consultant to Parent not authorized to receive such

1/ The term “trade secrets,” as used in this Agreement, shall be given its broadest possible interpretation under California law and shall include, but not be limited to, anything tangible or intangible or electronically kept or stored, which constitutes, represents, evidences or records a secret scientific, technical, merchandising, production or management information, design, process, procedure, formula, invention or improvement; and other confidential and proprietary information and documents.

information, in regard to any such Confidential Information or any other secret or confidential work of Parent, Covenantor will promptly notify Parent.  Covenantor  further agrees that he will return all Confidential Information, including all copies and versions of such Confidential Information (including but not limited to information maintained on paper, disk, CD-ROM, network server, or any other retention device whatsoever) and other property of Parent, to Parent immediately upon termination of Covenantor’s employment.

The terms of this Section 2 of this Agreement are in addition to, and not in lieu of, any other contractual, statutory or common law obligations that may have relating to the protection of Parent’s Confidential Information or its property.  The terms of this section shall survive indefinitely Covenantor’s employment with Parent.

3. Ownership of Ideas, Copyrights and Patents.

(a) Property of the Parent.  Covenantor agrees that all ideas, discoveries, creations, manuscripts and properties, innovations, improvements, know-how, inventions, designs, developments, apparatus, techniques, methods, writings, specifications, sound recordings, pictorial and graphical representations and formulae (collectively, “Inventions”) which may be used by or which relate to the business or activities of Parent, whether patentable, copyrightable or not, which Covenantor may conceive, reduce to practice or develop during his employment (or, if based on or related to any Confidential Information, made by Covenantor  within two (2) years after the termination of such employment), whether or not during normal working hours and whether or not on Parent’s premises or with the use of its equipment, whether alone or in conjunction with others, and whether or not at the request or suggestion of Parent or otherwise, shall be “works made for hire,” and shall be the sole and exclusive property of Parent, and that Covenantor shall not publish any such Inventions without the prior written consent of Parent.  Covenantor hereby assigns to Parent all of Covenantor’s right, title and interest in and to such Inventions.  Covenantor further represents and agrees that to the best of his knowledge and belief none of the Inventions will violate or infringe upon any right, patent, copyright, trademark or right of privacy, or constitute libel or slander against or violate any other rights of any person, firm or corporation.

(b) Covenantor’s Duty to Cooperate.  During Covenantor’s employment with Parent and afterwards, Covenantor agrees that he will fully cooperate with Parent, its attorneys and agents in the preparation and filing of all papers and other documents as may be required to perfect Parent’s rights in and to any such Inventions, including, but not limited to, joining in any proceeding to obtain letters patent, copyrights, trademarks or other legal rights of the United States and of any and all other countries on such Inventions, provided that Parent will bear the expense of such proceedings, and that any patent or other legal right so issued to Covenantor, personally, shall be assigned by Covenantor to Parent without charge by Covenantor .

(c) Licensing and Use of Data Covenantor Provides to the Parent.  With respect to any Inventions, and work of any similar nature (from any source), whenever created, which Covenantor has not prepared or originated in the performance of his employment, but which Covenantor provides to Parent or incorporates in any Company product or system, Covenantor grants to Parent a royalty-free, fully paid-up, non-exclusive, perpetual and irrevocable license throughout the world to use, modify, create derivative works from, disclose, publish, translate, reproduce, deliver, perform, dispose of, and to authorize others so to do, all such Inventions.  Covenantor promises that he will not include in any Inventions Covenantor delivers to Parent or use on its behalf, without the prior written approval of Parent, any material which is or will be patented, copyrighted or trademarked by Covenantor or others unless Covenantor provides Parent with the written permission of the holder of any patent, copyright or trademark owner for Parent to use such material in a manner consistent with then-current Company policy.

(d) Data in Which Covenantor Claims Any Interest.   Listed on Exhibit A to this Agreement are any and all Inventions in which Covenantor  claims or intends to claim any right, title and interest, including but not limited to patent, copyright and trademark interest, which to the best of his knowledge shall be or may be delivered to Parent in the course of his employment, or incorporated into any Company product or system.  Covenantor explicitly acknowledges that his obligation to disclose such information is ongoing during his employment with Parent, and that after Covenantor executes this Agreement, if Covenantor determines that any additional Inventions in which Covenantor claims or intend to claim any right, title or interest, including but not limited to patent, copyright and trademark interest, has been or is likely to be delivered to Parent or incorporated in any Company product or system, Covenantor  shall make immediate written disclosure of the same to Parent.

4. Injunctive Relief.  The parties hereto agree that (a) due to the unique nature of the services and capabilities of Covenantor, damages would be an inadequate remedy for Parent and its subsidiaries and affiliates (including the Company) in the event of breach or threatened breach of this Agreement, (b) any such breach may allow Covenantor to unfairly compete with the Company and Parent, resulting in irreparable harm to the Company and Parent and (c) in any such event, Parent and its subsidiaries and affiliates shall be entitled to appropriate equitable relief, in addition to whatever remedies they might have at law, and may, either with or without pursuing any potential damage remedies, immediately obtain and enforce an injunction, including, without limitation, a temporary restraining order or preliminary injunction, prohibiting Covenantor from violating this Agreement in any available forum.  Further, Parent shall be entitled to indemnification by Covenantor from any loss of harm, including, without limitation, reasonable attorneys’ fees (including reasonable attorneys’ fees on appeal and costs of suit) in connection with any breach or any enforcement of Covenantor’s obligations pursuant to this Agreement.

5. Enforceability; Reasonableness.

(a) Without limitation, the parties agree and intend that the covenants contained in this Agreement shall be deemed to be a series of separate covenants and agreements, one for each and every county or political subdivision of each applicable state of the United States.  It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which enforcement is sought.  Accordingly, if any provision in this Agreement shall be adjudicated to be invalid or unenforceable, such provision, without any action on the part of the parties hereto, shall be deemed amended to delete or to modify (including, without limitation, a reduction in duration, geographical area or prohibited business activities) the portion adjudicated to be invalid or unenforceable, such deletion or modification to apply only with respect to the operation of such provision in the particular jurisdiction in which such adjudication is made, and such deletion or modification to be made only to the extent necessary to cause the provision as amended to be valid and enforceable.

(b) Covenantor agrees and acknowledges that the covenants of Covenantor contained herein are reasonably necessary for the protection of Parent’s interests under the Merger Agreement, including the full benefit of any reputation or goodwill associated with the Business as the Business may exist on and after the date hereof, and are not unduly restrictive upon Covenantor.

6. Amendment; Assignment.  This Agreement may be amended only by a written instrument signed by each of the parties hereto.  Nothing in this Agreement, express or implied, is intended to confer upon any third person (other than the subsidiaries and affiliates of Parent and the Company, each of which is hereby expressly made third party beneficiaries of this Agreement) any rights or remedies under or by reason of this Agreement.  This Agreement may be terminated only upon the written agreement of all of the parties hereto.  No waiver of any provision of this Agreement shall constitute a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.  Neither this Agreement nor any of the rights or obligations hereunder may be assigned by Covenantor without the prior written consent of Parent, or by Parent without the prior written consent of Covenantor, except that Parent may, without such consent, assign the rights hereunder to an Affiliate of Parent or a third party acquiring all of the capital stock or all or substantially all of the assets of Parent.

7. Entire Agreement.  This Agreement constitutes the full and complete understanding and agreement of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous understandings and agreements with respect to the subject matter hereof.

8. Notices.  Unless otherwise provided herein, any notice, request, instruction or other document to be given hereunder by any party to the other shall be in writing and shall be deemed to have been given (a) when delivered in person, (b) one Business Day after depositing with an internationally recognized overnight courier, or (c) on the date sent when delivered by facsimile transmission prior to the close of business on a Business Day and one Business Day after facsimile transmission at any other time, in each case, addressed as follows:

If to Parent or the Company, to the address set forth in Section 8.1 of the Merger Agreement.

If to Covenantor:  To the most recent address on file with the Company.

Any party may, from time to time, designate any other address to which any such notice to such party shall be sent.  Notices mailed as provided herein shall be deemed given on receipt or refusal of an otherwise proper delivery.

9. Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the internal, substantive laws of the State of California, without giving effect to the conflict of laws rules thereof.

10. Binding Effect.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, and to the extent expressly provided herein, to their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement.

11. Captions.  The captions used herein are for ease of reference only and shall not define or limit the provisions hereof.

12. Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but which taken together shall constitute one and the same agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year written above, to become effective as of the Effective Date.

COMPANY:

eGene, Inc.

By: /s/Ming S. Liu

Name: Ming S. Liu

Title: CEO

COVENANTOR:

/s/Varoujan Armikhanian

Varoujan Amirkhanian

PARENT:

QIAGEN, N.V.

By: /s/Peer M. Schatz

Name: Peer M. Schatz

Title:CEO

Exhibit A

Docket #	Ctry.	Serial #	Title	Action Taken/Status	App. Filing Date	Due Date
1031/201	US	6,645,718	DNA Sample Collection for Identification	Patent Issued (11/11/03)	11/30/2000
				3.5 Year Maintenance Fee Due		5/11/2007
				7.5 Year Maintenance Fee Due		5/11/2011
				11.5 Year Maintenance Fee Due		5/11/2015

1031/202	US	60/264,553	DNA Fragment Multi-Capillary Optical Detector	Converted to Utility (209)	1/26/2001

1031/203	US	60/264,605	Gel Filled Multiple Capillary Cartridge	Converted to Utility (208)	1/26/2001

1031/204	US	6,932,940	Optical Detection in Bio-Separation Device Using Axial Radiation Input	Patent Issued (08/23/05)	6/22/2001
				3.5 Year Maintenance Fee Due		2/23/2009
				7.5 Year Maintenance Fee Due		2/23/2013
				11.5 Year Maintenance Fee Due		2/23/2017

1031/205	US	6,929,779	Optical Detection in Bio-Separation Device Using Axial Radiation Output	Patent Issued (08/16/05)	6/22/2001
				3.5 Year Maintenance Fee Due		2/16/2009
				7.5 Year Maintenance Fee Due		2/16/2013
				11.5 Year Maintenance Fee Due		2/16/2017

1031/206	US	6,529,275	Optical Detection in Bio-Separation Device Using a Widened Detection Zone	Patent Issued (03/04/03)	6/22/2001
				7.5 Year Maintenance Fee Due		9/4/2010
				11.5 Year Maintenance Fee Due		9/4/2014

1031/207	US	60/348,034	Portable Multi-Color Multiplexed Analysis Electrophoretic Device	Converted to Utility (219)	10/19/2001

1031/208	US	10/059,993	Multi-Channel Bio-Separation Cartridge	Responded to Final Office Action (10/10/06)	1/28/2002

1031/209	US	6,828,567	Optical Detection in a Multi-Channel Bio-Separation System	Patent Issued (12/07/04)	1/28/2002
				3.5 Year Maintenance Fee Due		6/7/2008
				7.5 Year Maintenance Fee Due		6/7/2012
				11.5 Year Maintenance Fee Due		6/7/2016

1031/210	PCT	US01/47003	DNA Sample Collection for Identification	Withdrawn, Per Client Instruction	11/30/2001

1031/211	US	60/341,399	MCCE System for DNA Analysis	Prov. Pat. App. Filed	12/12/2001

1031/212	US	60/349,904	Multi-Cartridge for 96-Capillary CE w/ Multiplexed Fluorescence Detection	Converted to Utility (221)	1/18/2002

1031/213	PCT	US02/02515	Multi-Channel Bio-Separation Cartridge	Gone National	1/28/2002

1031/214	PCT	US02/02514	Optical Detection in a Multi-Channel Bio-Separation System	Gone National	1/28/2002

1031/215	TW	91101408	Multi-Channel Bio-Separation Cartridge	Paid Issue Fee/1st Yr. Annuity (01/05/07)	1/28/2002

1031/216	TW	I243242	Optical Detection in a Multi-Channel Bio-Separation System	Granted; 3rd Yr. Annuity Due	1/28/2002	11/10/2007

1031/217	PCT	US02/20116	Bio-Separation Device Having Axial Radiation Input & Output	Withdrawn, Per Client Instruction	1/22/2003
1031/218	US	10/319,803	Optical Detection Alignment Coupling Apparatus	Response to Office Action Due	12/13/2002	2/17/2007

1031/219	US	6,870,165	Multi-Color Multiplexed Analysis in a Bio-Separation System	Patent Issued (03/22/05)	10/21/2002
				3.5 Year Maintenance Fee Due		9/22/2008
				7.5 Year Maintenance Fee Due		9/22/2012
				11.5 Year Maintenance Fee Due		9/22/2016

1031/220	PCT	US02/33684	Multi-Color Multiplexed Analysis in a Bio-Separation System	Withdrawn, Per Client Instruction	10/21/2002

1031/221	US	10/349,316	Multi-Segment Cartridge for Bio-Separation w/ Multiplexed Fluorescence Detection	Responded to Office Action (10/31/06)	1/21/2003

1031/222	PCT	US03/01841	Multi-Segment Cartridge for Bio-Separation w/ Multiplexed Fluorescence Detection	Withdrawn, Per Client Instruction	1/21/2003

1031/223	US	10/379,433	Optical Detection Using Widened Detection Zone	(Cont. of 206); Abandoned, Per Client Instruction	3/4/2003

1031/224	US	60/462,481	Multi-Capillary Electrophoresis Cartridge Interface Mechanism	Converted to Utility (236)	4/11/2003

1031/225	JP	2002-559655	Multi-Channel Bio-Separation Cartridge	Requested for Examination (01/12/05)	7/28/2003

1031/226	JP	2002-559658	Optical Detection in a Multi-Channel Bio-Separation System	Requested for Examination (01/12/05)	7/28/2003

1031/227	CN	02805659.0	Multi-Channel Bio-Separation Cartridge	Responded to 3rd Office Action	1/28/2002

1031/228	CN	02805754.6	Optical Detection in a Multi-Channel Bio-Separation System	7th Year Main. Fee Due	1/28/2002	1/26/2008

1031/229	EP	2714795.8	Multi-Channel Bio-Separation Cartridge	7th Year Main. Fee Due		1/30/2008

1031/230	EP	2707606.6	Optical Detection in a Multi-Channel Bio-Separation System	7th Year Main. Fee Due		1/30/2008

1031/231	CA	2,436,136	Multi-Channel Bio-Separation Cartridge	Request for Examination Due	1/28/2002	1/28/2007

1031/232	CA	2,436,098	Optical Detection in a Multi-Channel Bio-Separation System	Request for Examination Due	1/28/2002	1/28/2007

1031/233	US	60/514,381	A Single Sensor for Both Nucleic Acid & Immunoassay-Based	Converted to Utility (238)	10/24/2003

1031/234	PCT	US03/39971	Optical Detection Alignment Coupling Apparatus	Entered Nat'l Phase to US (242)	12/15/2003

1031/235	US	60/532,671	Capillary Electrophoresis Cartridge Tracking & Tip Protection Mechanism	Converted to Utility (240)	12/23/2003

1031/236	US	10/823,382	Multi-Capillary Electrophoresis Cartridge Interface Mechanism	Waiting for Examination	4/12/2004

1031/237	PCT	US04/11376	Multi-Capillary Electrophoresis Cartridge Interface Mechanism	Gone National	4/12/2004

1031/238	US	10/973,828	Integrated Bio-Analysis & Sample Preparation System	U.S. Pat. App. Filed	10/25/2004

1031/239	PCT	US04/35406	Integrated Bio-Analysis & Sample Preparation System	Gone National	10/25/2004

1031/240	US	11/022,313	Bio-Analysis Cartridge Tracking & Protection Mechanism	Waiting for Examination	12/23/2004

1031/241	PCT	US04/43424	Bio-Analysis Cartridge Tracking & Protection Mechanism	Gone National	12/23/2004

1031/242	US	11/152,030	Optical Detection Alignment Coupling Apparatus	Cont. of (234/218); Waiting for Examination	6/13/2005

1031/243	CN	200480016399.7	Multi-Capillary Electrophoresis Cartridge Interface Mechanism	Requested for Examination (04/04/06)	4/12/2004

1031/244	JP	2006-536922	Integrated Bio-Analysis & Sample Preparation System	Request for Examination Due		10/24/2007

1031/245	CN	200480038989.X	Integrated Bio-Analysis & Sample Preparation System	Requested for Examination (10/17/06)	10/25/2004

1031/246	JP	No Filing No. Yet	Bio-Analysis Cartridge Tracking & Protection Mechanism	Request for Examination Due		12/21/2007

1031/247	CN	200480042060.4	Bio-Analysis Cartridge Tracking & Protection Mechanism	Requested for Examination (12/05/06)	12/23/2004

1031/248	US	60/854,218	High Speed Genotyping Apparatus	Prov. Pat. App. Filed; Utility/FF Due	10/24/2006	10/24/2007

1031/249	US	60/858,049	High Speed Multiplexed CE-Based Carbohydrate Analyzer	Prov. Pat. App. Filed; Utility/FF Due	11/9/2006	11/9/2007